Exhibit 99.1

Opera and 360 agree on share repurchase, subject to 360’s shareholder approval

OSLO, Norway, September 23, 2022 -- Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that it has entered into an agreement with its pre-IPO shareholder Qifei International Development Co. Ltd., a wholly owned subsidiary of 360 Security Technology Inc. (601360:CH) (hereinafter, “360”) to acquire 360’s entire shareholding in Opera for $128.6 million in cash.

360 currently holds a 20.6% stake in Opera. The purchase price is equal to $5.50 per ADS, as 360 holds 46.75 million ordinary shares of Opera, equivalent to 23.375 million ADSs. 360’s representative on Opera’s Board of Directors will resign upon the closing of the transaction.

The potential transaction is subject to the approval of 360’s shareholders at a shareholder meeting scheduled for October 10, 2022. The transaction is expected to close within 10 business days of shareholder approval.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

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